

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2007

Via Facsimile (212) 451-2222 and U.S. Mail

Ron S. Berenblat, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: Pomeroy IT Solutions, Inc.
Definitive Additional Soliciting Materials
Filed June 26, 2007 by Flagg Street Capital LLC, et. al.
File No. 000-20022

Dear Mr. Berenblat:

We have reviewed the above-referenced filing and have the following comments.

Definitive Additional Soliciting Materials

1. Please provide supplemental support for your disclosure that you have received "supportive comments" by fellow Pomeroy security holders and "encouragement from stockholders who have indicated they are frustrated with the Company's poor performance over the past several years."

2. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Note that the factual foundation for such assertions must be reasonable and the factual basis must be disclosed in the document or provided to the staff on a supplemental basis. Refer to Rule 14a-9 and Note B to the rule. We note your statement that "[t]he Pomeroys will say anything to get elected."

3. Please provide supplemental support for your disclosure that a company headed by Mr. Rinaldi "does substantial business with Pomeroy…" We note the disclosure in this respect made by the company on June 21 and 25, 2007.

4. Please provide supplemental support for your disclosure quoting Governance Weekly.

Closing Comments

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions